Oncolytics Biotech® Provides Enrollment Update on Multi-Indication Phase 1/2 Gastrointestinal Cancer Trial at the 2022 American Society of Clinical Oncology Gastrointestinal Cancers Symposium

Successfully enrolled first-line metastatic pancreatic and third-line metastatic colorectal safety run-ins

Company moving to full enrollment pending independent safety review

Multi-center trial being conducted in collaboration with Roche and AIO builds on prior promising data from pancreatic and colorectal cancer trials

SAN DIEGO, CA and CALGARY, AB, January 20, 2022 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) provided an enrollment update on the phase 1/2 GOBLET study in a poster presentation at the 2022 American Society of Clinical Oncology Gastrointestinal Cancers Symposium (ASCO-GI).

The GOBLET study is being managed by AIO, a leading academic cooperative medical oncology group based in Germany, and is designed to evaluate the safety and efficacy of pelareorep in combination with Roche's anti-PD-L1 checkpoint inhibitor atezolizumab in patients with metastatic pancreatic, metastatic colorectal, and advanced anal cancers. The study includes three-patient safety run-ins for two of its four cohorts (first-line metastatic pancreatic and third-line metastatic colorectal cancer). Enrollment in these safety run-ins is complete. The study remains ongoing and is expected to enroll patients at 14 clinical trial sites across Germany.

“There is a pressing unmet need for agents that can synergize with immune checkpoint inhibitors (ICI) in gastrointestinal (GI) cancers, as fewer than half of these patients respond to ICI monotherapy,” said Dirk Arnold M.D., Ph.D., Director of Asklepios Tumorzentrum Hamburg, and primary investigator of the GOBLET trial. “These low response rates are driven by immunosuppressive tumor microenvironments, which pelareorep has been shown to reverse in prior clinical studies in GI, breast, and hematological cancers. We thus believe pelareorep can increase the proportion of GI cancer patients responding to checkpoint inhibitors and are seeking to validate this hypothesis in the GOBLET study. We are very pleased with the trial’s progress to date and look forward to its continued advancement.”

The GOBLET study builds on previously reported clinical proof-of-concept data for pelareorep-checkpoint inhibitor combination therapy in pancreatic cancer (link to PR, link to poster). It is also supported by prior early clinical data showing that pelareorep-based combination treatments stimulated an adaptive immune response and led to a greater than 90% clinical benefit rate in KRAS-mutated colorectal cancer patients (link to PR, link to study) and a greater than 80% increase in progression-free survival in pancreatic cancer patients with low levels of CEACAM6 expression (link to PR, link to poster). In addition to evaluating the safety and efficacy of pelareorep-atezolizumab treatment, the study also seeks to demonstrate the potential of CEACAM6 and T cell clonality as predictive biomarkers, which may allow selection of the most appropriate patients in future registration studies and increase their likelihood of success.

A copy of the ASCO-GI poster titled, “GOBLET: A phase 1 / 2 multiple-indication biomarker, safety, and efficacy study in advanced or metastatic gastrointestinal cancers exploring treatment combinations with pelareorep and atezolizumab,” will be available on the Posters & Publications page of Oncolytics' website (LINK) following the conclusion of the symposium.

About GOBLET
The GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1) study is a phase 1/2 multiple indication study in advanced or metastatic gastrointestinal tumors. The study is being conducted at 14 centers in Germany. The co-primary endpoints of the study are objective response rate (ORR) assessed at week 16 and safety. Key secondary and exploratory endpoints include additional efficacy assessments and evaluation of potential biomarkers (T cell clonality and CEACAM6). The study employs a Simon two-stage design with Stage 1 comprising four treatment groups expected to enroll a total of approximately 55 patients:
1.Pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line metastatic pancreatic cancer patients (n=12);
2.Pelareorep in combination with atezolizumab in 1st line MSI (microsatellite instability)-high metastatic colorectal cancer patients (n=19);
3.Pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients (n=14); and
4.Pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients (n=10).

Any cohort showing an ORR above a pre-specified threshold in Stage 1 may be advanced to Stage 2 and enroll additional patients.

About AIO
AIO-Studien-gGmbH (AIO) emerged from the study center of the internal oncology working group within the German Cancer Society (DKG). AIO operates with a non-profit purpose of promoting science and research with a focus on internal oncology. Since its foundation, AIO has become a successful sponsor and study management company and has established itself both nationally and internationally.

About Gastrointestinal Cancer
Excluding skin cancers, colorectal cancer is the third most common cancer, with an estimated 104,270 new cases of colon cancer and 45,230 new cases of rectal cancer expected to be diagnosed in the U.S. in 20211. Also, for the 2021 year, the American Cancer Society estimates there will be 60,430 new cases of pancreatic cancer2 and 9,090 new cases of anal cancer3 in the U.S.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards a registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

References
1."Key Statistics for Colorectal Cancer." The American Cancer Society, American Cancer Society, Inc., https://www.cancer.org/cancer/colon-rectal-cancer/about/key-statistics.html
2."Key Statistics for Pancreatic Cancer." The American Cancer Society, American Cancer Society, Inc., https://www.cancer.org/cancer/pancreatic-cancer/about/key-statistics.html
3."Key Statistics for Anal Cancer." The American Cancer Society, American Cancer Society, Inc., https://www.cancer.org/cancer/anal-cancer/about/what-is-key-statistics.html

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential and benefits of pelareorep as a cancer therapeutic; Oncolytics' expectations as to the purpose, design, outcomes and benefits of its current or pending clinical trials involving pelareorep; management’s expectations as to enrollment in the Company’s GOBLET study; and other statements related to anticipated developments in Oncolytics' business and technologies.  In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.  Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com